Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lighting Science Group Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-150628, 333-171726, 333-172461, 333-172466 and 333-199186) on Form S-8 of Lighting Science Group Corporation of our report dated April 14, 2016 with respect to the consolidated balance sheets of Lighting Science Group and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, shareholders’ deficit, and cash flows for each of years in the three-year period ended December 31, 2015 which report appears in the December 31, 2015 annual report on Form 10-K/A of Lighting Science Group Corporation.

/s/ KPMG LLP

Orlando, Florida
May 31, 2016

Certified Public Accountants